Contact

www.linkedin.com/in/phil-
hurst-767a3471 (LinkedIn)

Top Skills

Sales Management

Sales

Marketing Strategy

Phil Hurst

Chief Innovation Officer at Precept Wine
Healdsburg, California, United States

Experience

Precept Wine
Chief Innovation Officer
November 2018 - Present (5 years 1 month)
Healdsburg, CA

Truett Hurst
CEO
November 2007 - Present (16 years 1 month)

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Education

U.C. Davis
Fermentation Science · (1980 - 1985)